Exhibit 99.1

China Ceramics Announces
New Trading Symbols on the OTCBB

Tortola, British Virgin Islands, January 22, 2010 - China Ceramics Co., Ltd. (“China Ceramics” or the “Company”) (OTC BULLETIN BOARD: CCLTF, CCLWF, CCLUF) , a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced that its common stock, warrants and units will commence trading on the OTC Bulletin Board under the symbols "CCLTF", "CCLWF" and "CCLUF", respectively, effective as of the Market Open today.  These symbol changes are the result of the Company's recent name change from China Holdings Acquisition Corp. to China Ceramics Co., Ltd.

China Ceramics’ stock, warrants and units formerly traded on the OTC Bulletin Board under the symbols "CHSQ", "CHSQW" and "CHSQU," respectively.

About China Ceramics Co. Ltd.

China Ceramics is a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings.  China Ceramics produces five different types of ceramics tiles, sold under the “HD” or “Hengda” brand.  The company’s products are available in over two thousand styles, colors and sizes combinations and are distributed through a network of exclusive distributors or directly to large property developers.  China Ceramics securities are quoted on the OTCBB under the symbols “CCLTF”, “CCLWF” and “CCCLUF”.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release.  Such risk factors include, among others: future operating or financial results; future growth expectations; the impact of inflation generally as well as on the rising costs of materials; specific economic conditions in China generally or in the markets in which China Ceramics operates; changes in laws and regulations; potential liability from future litigation; the diversion of management time on acquisition and integration related issues; modifications or adjustments to the financial statements of China Ceramics as a result of applicable securities laws; and general economic conditions such as inflation or recession.  Actual results may differ materially from those contained in the forward-looking statements in this communication and documents filed with the SEC. China Ceramics undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.  All forward-looking statements are qualified in their entirety by this cautionary statement.

Contact:
Stuart Management Company
Byron Sproule, 203-226-6288

Source: China Ceramics Co., Ltd.